UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE)	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 31, 2008
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
NexCen Brands, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
1330 Avenue of the Americas, 34th Floor
Address of Principal Executive Office (Street and Number)
New York, NY 10019
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or  subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NexCen Brands, Inc. (the “Company”) will not file its Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 10-K”) by the required filing date and will not file such report within the fifteen day grace period provided in Rule 12b-25.

As previously disclosed, the Company is in the process of amending its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 10-K”), which will include a restatement of its 2007 financial results.  Although the Company has finalized the review of its 2007 financial statements, the Company believes that in order to ensure proper consideration of all events since the end of the 2007 fiscal year, it must complete the audit of its annual financial statements for 2008 prior to finalizing the amendment of the 2007 10-K.  The process of completing the preparation and audit of the 2008 financial statements is taking longer than originally anticipated.  In addition, because the Company will effectively be finalizing the amendment to the 2007 10-K and the 2008 10-K at the same time (along with all three of its Quarterly Reports on Form 10-Q for 2008), the filing of the reports is delayed.

After filing the amendment to the 2007 10-K, the Company expects to promptly file its Quarterly Reports on Form 10-Q for the first, second and third quarters of 2008 and its 2008 10-K.  The Company is working expeditiously to complete the restatement process and file these reports as soon as possible.

(Attach Extra Sheets if Needed)
PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kenneth J. Hall	(212)	277-1100
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
	☐	YES	☒	NO

The Company has not filed its Quarterly Reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		☒	YES	☐	NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company did not initiate its brand management and franchising business until the second half of 2006. From the second half of 2006 until the end of 2008, the Company consummated nine significant acquisitions and two significant dispositions.  As of December 31, 2007, the Company owned and operated seven brands: The Athlete’s Foot (November 2006), Bill Blass (February 2007), Maggie Moo’s (February 2007), Marble Slab (February 2007), Waverly (May 2007), Pretzel Time and Pretzelmaker (August 2007).  In January 2008, the Company acquired Shoebox New York and Great American Cookies.

Additionally, the Company sold Waverly in October 2008 and Bill Blass in December 2008.  These entities will be reflected as discontinued operations in 2008.  Lastly, the Company completed a comprehensive restructuring of its credit facility in August 2008 (with additional subsequent amendments in December 2008 and January 2009).  As a result, the Company’s revenues, expenses, assets and liabilities for the fiscal year ended December 31, 2008 differ substantially from the fiscal year ended December 31, 2007.

NexCen Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 27, 2009	By:	/s/ Kenneth J. Hall
Kenneth J. Hall, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).